DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

March 31, 2003

Raice Paykin & Krieg, LLP
185 Madison Avenue, 10th Floor
New York, NY 10016
Attn: David Thomas
Dear David,

David I am still waiting for some audit confirmations and other information needed in order to complete the audit for Bedford Holdings as of December 31, 2002. I am requesting that Bedford file an extension since I don't believe I will receive this information in order to make the due date for filing. I expect to receive this information within the week and therefore be able to forward the financial statements to you for filing.

Sincerely,
/s/ Brian Donahue
Brian Donahue